UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland and Rajiv Singhal

Glencore International AG

Baarermattstrasse 3

CH-6341 Baar

Switzerland

+41 41 709 2000

Copies to:

Darren W. T. Novak, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Holding AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 12,721,081*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 12,721,081*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,721,081*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) CO; HC

*	Excludes the 6,250,000 Common Shares (as defined below) that may be issuable to Glencore (as defined below) upon the exercise of the Exchange Warrant (as defined below) if additional Debentures (as defined below) are issued pursuant to the Purchase Agreement (as defined below) since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons (as defined below).

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore International AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 12,721,081*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 12,721,081*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,721,081*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) CO; HC

*	Excludes the 6,250,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons.

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 12,721,081*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 12,721,081*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,721,081*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) CO

*	Excludes the 6,250,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons.

This Amendment No. 4 amends and supplements the Schedule 13D filed on November 10, 2008, as amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009 and by Amendment No. 3 thereto filed on September 4, 2009, by Glencore Holding AG, Glencore International AG and Glencore AG (as so amended, the “Statement”) relating to the common shares of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

The fourth sentence of the third paragraph of Item 3 of the Statement is hereby deleted and replaced in its entirety with the following sentence: “As of September 30, 2009, US$884,322 of interest has been added to the principal amount of the Debentures.”

Item 3 of the Statement is hereby supplemented by adding the following paragraphs immediately after the last paragraph thereof:

“On October 20, 2009, Glencore, the Issuer and PolyMet Inc. entered into a letter agreement, dated as of such date (“Amendment No. 10”), which amended the Purchase Agreement by, among other things, reducing the exercise price of the Warrants to US$3.00.

The foregoing summary of Amendment No. 10 does not purport to be complete and is qualified in its entirety by reference to the complete text of Amendment No. 10 attached hereto as Exhibit 99.23.”

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety with the following:

“(a) and (b)	As of November 3, 2009, the Reporting Persons did not own any Common Shares. However, as of November 3, 2009, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 12,721,081 Common Shares issuable upon the exercise of the Exchange Warrant and the Purchase Warrant, representing approximately 8.4% of the outstanding Common Shares. Accordingly, the percentage of outstanding Common Shares that may be beneficially owned by each of the Reporting Persons is approximately 8.4%. The Common Shares reported as beneficially owned by the Reporting Persons do not include the 6,250,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons. The beneficial ownership percentages set forth herein are based on 139,078,875 Common Shares outstanding as of August 31, 2009 as disclosed by the Issuer in its Form F-3/A filed with the Securities and Exchange Commission on October 1, 2009.”

Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:

(c)	“Except as set forth in Item 3 and this Item 5 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past sixty days.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Exhibit Name
99.23	Amendment Letter No. 10 to the Purchase Agreement, dated as of October 20, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2009

GLENCORE HOLDING AG

By:	/s/ Willy R. Strohotte
Name: Willy R. Strohotte
Title: Director

By:	/s/ Ivan Glasenberg
Name: Ivan Glasenberg
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2009

GLENCORE INTERNATIONAL AG

By:	/s/ Ivan Glasenberg
Name: Ivan Glasenberg
Title: Director

By:	/s/ Steven Kalmin
Name: Steven Kalmin
Title: Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2009

GLENCORE AG

By:	/s/ Stefan H. Peter

Name: Stefan H. Peter
Title: Officer

By:	/s/ Ivan Glasenberg

Name: Ivan Glasenberg
Title: Director

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1.	Joint Filing Agreement, dated November 10, 2008, between Glencore Holding AG, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D*

99.2.	Purchase Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp., Poly Met Mining Inc. and Glencore AG*

99.3.	Floating Rate Secured Debenture, due September 31, 2011, of Poly Met Mining Inc., dated October 31, 2008*

99.4.	Parent Guarantee, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG*

99.5.	Security Agreement, dated as of October 31, 2008, by PolyMet Mining Corp. in favor of Glencore AG*

99.6.	Security Agreement, dated as of October 31, 2008, by Poly Met Mining, Inc. in favor of Glencore AG*

99.7.	Pledge Agreement, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG*

99.8.	Exchange Warrant of PolyMet Mining Corp., dated as of October 31, 2008*

99.9.	Purchase Warrant of PolyMet Mining Corp., dated as of October 31, 2008*

99.10.	Registration Rights Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp. and Glencore AG*

99.11	Amendment Letter No. 1 relating to the Purchase Agreement, dated as of October 31, 2008*

99.12	Amendment Letter No. 2 relating to the Purchase Agreement, dated as of October 31, 2008*

99.13	Amendment Letter No. 3 relating to the Purchase Agreement, dated as of October 31, 2008*

99.14	Floating Rate Secured Debenture, due September 31, 2011, of PolyMet Mining Inc., dated December 22, 2008*

99.15	Amendment Letter No. 4 relating to the Purchase Agreement, dated as of January 30, 2009*

99.16	Amendment Letter No. 5 relating to the Purchase Agreement, dated as of February 24, 2009*

99.17	Amendment Letter No. 6 relating to the Purchase Agreement, dated as of March 30, 2009*

99.18	Amendment Letter No. 7 relating to the Purchase Agreement, dated as of April 28, 2009*

99.19	Amendment Letter No. 8 relating to the Purchase Agreement, dated as of June 4, 2009*

99.20	Floating Rate Secured Debenture, due September 30, 2011, dated June 16, 2009*

99.21	Amendment Letter No. 9 relating to the Purchase Agreement, dated as of August 31, 2009*

99.22	Floating Rate Secured Debenture, due September 30, 2011, dated August 31, 2009*

99.23	Amendment Letter No. 10 relating to the Purchase Agreement, dated as of October 20, 2009**

*	Previously Filed

**	Filed Herewith